Exhibit 2
AMENDMENT TO SECURITIES PURCHASE AGREEMENT

This Amendment (this “Amendment”) to Securities Purchase Agreement is entered into effective as of September 1, 2011, by and between PULSE SYSTEMS CORPORATION, a California corporation (“Seller”), and ST. GEORGE INVESTMENTS, LLC, an Illinois limited liability company (“Buyer”).  Each of the Buyer and the Seller are referred to herein individually as a “Party” and collectively as the “Parties.”

A. Effective as of August 30, 2011 (the “Effective Date”), Seller and Buyer entered into that certain Securities Purchase Agreement (the “Original Agreement”) whereby Buyer agreed to purchase from Seller 1,760,000 Preferred Units (as defined in that certain Second Amended and Restated Limited Liability Company Agreement dated March 31, 2009, as amended by that certain First Amendment to Second Amended and Restated Limited Liability Company Agreement of Pulse Systems, LLC, dated June 17, 2010 (the “Operating Agreement”)) of Pulse Systems, LLC, a Delaware limited liability company (“Pulse Systems”), and a 19.80095 percentage interest in Pulse Sellers, LLC, a Utah limited liability company.

B. After the Effective Date, Seller received a distribution from Pulse Systems in connection with Seller’s ownership of the Preferred Units pursuant to the terms of the Redemption Agreement, which distribution decreased the value of the Preferred Units.

C. Pursuant to Section 1.3 of the Original Agreement, the Original Agreement was to terminate if the Closing did not occur on or before September 1, 2011.

D. The Parties acknowledge that all conditions precedent to Buyer’s purchase of the Preferred Units and Seller’s obligation to sell the Preferred Units have either been satisfied or waived and that Buyer has delivered to Seller $1,720,000.00 for the portion of the Purchase Price allocable to the Preferred Units.

E. The Parties further acknowledge that additional time is needed for the closing to occur with respect to the Pulse Seller Interest.

F. The Parties desire to amend the Original Agreement to decrease the Purchase Price to reflect the decrease in value of the Preferred Units and to extend the deadline for the Closing on the Pulse Seller Interest until September 15, 2011.

NOW THEREFORE, intending to be legally bound, and in consideration of the mutual promises, covenants, and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Definitions and Recitals.  Capitalized terms used in this Amendment but not otherwise defined have the respective meanings set forth in the Original Agreement.  The recitals set forth above are incorporated in this Amendment by reference and made contractual in nature.

2. Purchase Price Adjustment.  The amounts “$1,849,104.00” and “$1,760,000.00” in the first sentence of Section 1.1(b) of the Original Agreement shall be replaced with “$1,809,104.00” and “$1,720,000.00” respectively.  The following shall be added to Section 1.1 of the Original Agreement:

“The Purchase Price shall automatically be adjusted on a dollar-for-dollar basis to reflect any decrease in the Pulse Seller Interest in the event any right of first refusal is exercised pursuant to the Operating Agreement of Pulse Sellers dated June 4, 2010 (the “PS Operating Agreement”) by Pulse Sellers or any of its Members (as defined in the PS Operating Agreement) with respect to the Pulse Seller Interest.  The Pulse Seller Interest subject to the foregoing shall be referred to as the “ROFR Units.”  By way of example, if a member of Pulse Sellers exercises it right of first refusal pursuant to the PS Operating Agreement in the amount of $5,000 the Purchase Price shall be reduced by $5,000 to $1,804,104.00 with $84,104.00 being allocated to the purchase of the Pulse Seller Interest.”

3. Closing Bifurcation.  The Parties acknowledge that all conditions precedent to Buyer’s purchase of the Preferred Units and Seller’s obligation to sell the Preferred Units have either been satisfied or waived and that Buyer has delivered to Seller $1,720,000.00 for the portion of the Purchase Price allocable to the Preferred Units for the Closing on the Preferred Units.  The Parties, however, acknowledge and agree that additional time is necessary to satisfy the conditions precedent with respect to the Closing on the Pulse Seller Interest.

4. Extension of Closing Deadline. The last sentence of Section 1.3 of the Original Agreement shall be deleted in its entirety and replaced with the following:

“Except for those matters intended to survive the termination of this Agreement, this Agreement shall terminate and Seller shall have no obligation to sell the Pulse Seller Interest to Buyer if the Closing on the Pulse Seller Interest does not occur before September 15, 2011 (“Termination Date”); provided, however, such Termination Date shall only apply to the Closing of the Pulse Seller Interest purchased by Buyer and shall not apply to any closing in connection with the ROFR Units, whether by a Member of Pulse Sellers or, in the event of a failure to purchase the ROFR Units by such Member, the Buyer.”

5. Assignment of Redemption Agreement.  Except as set forth in Section 1.6 of the Original Agreement with respect to the continuance of Beck’s Benefits, Seller hereby transfers and assigns to Buyer all of its right, title, and interest in, to, and under the Redemption Agreement effective as of the Closing.

6. Other Terms Unchanged. The Original Agreement, as amended by this Amendment, remains and continues in full force and effect, constitutes a legal, valid, and binding obligation of each party thereto, and is in all respects agreed to, ratified, and confirmed. Any reference to the Original Agreement after the date of this Amendment is deemed to be a reference to the Original Agreement as amended by this Amendment.  If there is a conflict between the terms of this Amendment and the Original Agreement, the terms of this Amendment shall control.

7. Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

8. Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Illinois applicable to contracts made in Illinois by Illinois domiciliaries to be wholly performed in Illinois.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective as of the date first set forth above.

BUYER:

ST. GEORGE INVESTMENTS, LLC

By:  Fife Trading, Inc., Manager

       By:_/s/ John M. Fife       _____________
John M. Fife, President

SELLER:

PULSE SYSTEMS CORPORATION

By:           /s/ Grayson Beck _ __________________ Name:  Grayson Beck________________
Its:  CFO/Secretary__________________